June 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:	Robert Shapiro
Doug Jones

Re:	Information Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-33287

Gentlemen:

This letter is furnished on behalf of Information Services Group, Inc. (the “Company,” “we” or “us”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 29, 2024 that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-33287) filed with the Commission on March 8, 2024 (the “Form 10–K”).

The text of the Staff’s comment has been included in bold and italics for your convenience and we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 29

1.	Please explain why you believe the adjustment of $4.8 million for the accounts receivable reserves for the year ended December 31, 2023 in determining Adjusted EBITDA and Adjusted Net Income complies with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that the accounts receivables reserve adjustment of $4.8 million solely consists of reserves directly related to one specific client.

Specific to the $4.8 million adjustment for the accounts receivable reserve, the Company considered the following in its determination that the specific reserve did not constitute normal, recurring expenses:

•	The client to which this reserve adjustment relates had engaged us for two multi-year projects, which previously commenced in 2021 and 2022. In Q4 of 2023, they failed to make payments as per the contracted payment schedule and we ceased performing services under the respective agreements. After unsuccessful negotiations, we provided the client with notice that we would be terminating the respective projects. Accordingly, during Q4 of 2023, the Company recorded through bad debt expense an allowance for doubtful accounts reserve of $4.8 million associated with this client.

•	Prior to Q4 of 2023, the largest cumulative charge to the allowance for doubtful accounts occurred in the fiscal year ended December 31, 2020 totaling $817K and the average charge to allowance experienced over the last 15 years was $211K. Since we commenced disclosing our Adjusted EBIDTA and Adjusted Net Income in 2014, this is the only time we have adjusted these measures for an expense associated with an accounts receivable reserve.

•	In consideration of the above, the size of the accounts receivable reserve was determined to be outside the ordinary course of business due the significant magnitude of the specific charge, not only when compared to historical experience across our portfolio of clients but also when considering that the entire charge related to one client. Given our normal recurring operating activities, and our portfolio of clients, we would not anticipate an expense of a similar magnitude to recur in the near future. As such, we do not intend to adjust EBITDA or Net Income for reserve related expenses incurred on a go forward basis.

Given the magnitude of the charge, and thus its unusual nature, in addition to our discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we disclosed the nature of this adjustment within Note 2 – Summary of Significant Accounting Policies – Accounts Receivable, Contract Assets and Allowance for Doubtful Accounts to the Notes to Consolidated Financial Statements of the Form 10-K. In addition to the Form 10-K disclosure, we further disclosed this adjustment in our earnings release attached as Exhibit 99.1 to our Current Report on Form 8-K dated March 7, 2024 regarding earnings for the fourth quarter and fiscal year ended December 31, 2023 and referenced the adjustment during the Company’s fourth quarter and year-end earnings call held on May 8, 2024. To provide further clarity as to the nature of the accounts receivable reserve adjustment, we plan in future filings to add the following footnote, “Adjustment relates to a specific reserve of $4.8 million related to one client with whom we ceased performing services during the fourth quarter of 2023, following the client’s failure to make payments as per the contracted payment schedule. Refer to Note 2 of the consolidated financial statements for further detail.”

The Company further notes that accounts receivable reserves that are determined to be normal, recurring expenses necessary to operate the business are not excluded when calculating Adjusted EBITDA or Adjusted Net Income. For example, the Company incurred, in the ordinary course of business, accounts receivable reserves related to clients other than to this specific client. These expenses were deemed normal, recurring operating expenses and therefore were not excluded in the calculation of Adjusted EBITDA and Adjusted Net Income (i.e., not included within the “Accounts Receivable Reserves” adjustment). For reference, the Company, under its internal policy, considers the frequency and magnitude of expenses when determining whether expenses are not normal, recurring operating expenses and therefore believes it makes appropriate adjustments when arriving at its non-GAAP measures of Adjusted EBITDA and Adjusted Net Income.

In the period where these accounts receivable reserves were excluded from Adjusted EBITDA and Adjusted Net Income, such expenses were also excluded by management for purposes of its operating decision-making activities and to assess its operating performance. Management uses Adjusted EBITDA on an internal basis, period-over-period, to evaluate its operating performance, to analyze trends within its business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources.

For all of the above reasons, the Company believes and respectfully submits that the adjustment with respect to accounts receivable reserves expenses related to this specific client does not cause the Company’s Adjusted EBITDA or Adjusted Net Income disclosed in the Form 10-K to be misleading or inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company believes that fully disclosing, explaining, and reconciling this item as part of its presentation of Adjusted EBITDA and Adjusted Net Income provides a more accurate representation of ongoing operations, enhances comparability of current results to prior periods and is therefore more useful for investors to analyze the Company’s financial performance as it eliminates the impact of an item that may otherwise obscure trends in the underlying performance of the Company’s business

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Michael Sherrick at (203) 517-3104 or Michael.Sherrick@isg-one.com.

Sincerely,

/s/ Michael A. Sherrick

Michael A. Sherrick, Chief Financial Officer and Chief Accounting Officer

cc: Thomas F. Lamprecht

Katten Muchin Rosenman LLP